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SEC FILE NUMBER
8-66791

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Schneider Downs Corporate Finance, LP

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 PPG Place, Suite 1700

(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Lieberman	(412) 697-5364	plieberman@schneiderdowns.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC

(Name – if individual, state last, first, and middle name)

2601 Cambridge Court, Suite 500	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Peter Lieberman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Schneider Downs Corporate Finance, LP _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania
County of Allegheny

Signature: _____

Title: Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Schneider Downs Corporate Finance, LP

Audited Financial Statements and Supplemental Information
For the Year Ended December 31, 2021

Schneider Downs Corporate Finance, LP
Financial Statements and Supplemental Information
Year Ended December 31, 2021

Contents



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Schneider Downs Corporate Finance, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Schneider Downs Corporate Finance, LP as of December 31, 2021, the related statements of operations and changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Schneider Downs Corporate Finance, LP as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Schneider Downs Corporate Finance, LP's management. Our responsibility is to express an opinion on Schneider Downs Corporate Finance, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Schneider Downs Corporate Finance, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Schneider Downs Corporate Finance, LP's financial statements. The supplemental information is the responsibility of Schneider Downs Corporate Finance, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Schneider Downs Corporate Finance, LP's auditor since 2005.
Auburn Hills, Michigan
February 24, 2022



Schneider Downs Corporate Finance, LP

Assets

Cash and cash equivalents	$	1,591,256
Accounts receivable, net of allowances of $13,486		
Billed		72,849
Unbilled		18,932
Due from affiliated entity/owner		258
Prepaid expense		37,150
Operating lease right-of-use asset (Note 1)		340,265
Deferred contract asset		269,892
Total Assets	$	**2,330,602**

Liabilities and Partners' Capital

Accounts payable, accrued expenses, and other liabilities	$	296,191
Operating lease liability (Note 1)		340,265
Deferred contract liability		269,892
Due to affiliated entity/owner (Note 5)		14,877
Total Liabilities		**921,225**
Partners' capital (Note 2)		1,409,377
Total Liabilities and Partners' Capital	$	**2,330,602**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Operations and Changes in Partners' Capital
For the Year Ended December 31, 2021

Revenues		
Billings and other income	$	3,612,192
Expenses		
Employee compensation and benefits (Note 7)		1,516,358
Regulatory fees and expenses		10,692
Occupancy (Note 1 and 5)		36,000
Marketing expense		8,694
Professional services		199,090
Management fees (Note 5)		117,932
Other operating expenses (Note 5)		150,707
Total expenses		2,039,473
Non-operating income		
Interest income		116
Net Income		1,572,835
Partners' Capital at January 1, 2021		620,404
Partner contributions		12,913
Partner retirement return of capital		(46,775)
Partner distributions		(750,000)
Partners' Capital at December 31, 2021	$	1,409,377

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Cash Flows from Operating Activities		
Net income	$	1,572,835
Changes in:		
Receivables		47,161
Other assets		(1,320)
Due to/from affiliated entity/owner		43
Accounts payable, accrued expenses, and other liabilities		229,360
Net Cash Provided by Operating Activities		1,848,079
Cash Flows from Financing Activities		
Partner contributions		12,913
Partner retirement return of capital		(46,775)
Partner distributions		(750,000)
Net Cash Used in Financing Activities		(783,862)
Net Increase in Cash and Cash Equivalents		1,064,217
Cash and Cash Equivalents at Beginning of Year		527,039
Cash and Cash Equivalents at End of Year	$	**1,591,256**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Note 1 - Significant Accounting Policies

Nature of Business - Schneider Downs Corporate Finance, LP (the "Company") is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. The Company claims an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

Basis of Accounting - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition –The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices to performance obligations identified; when to recognize revenue based on the Company's completion of a performance obligation under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues include advisory services on mergers and acquisitions (M&A) and real estate transactions. Revenue for M&A advisory arrangements and the related expense reimbursements are generally recognized at the point in time performance under the engagement is completed, which is typically the closing date of the transaction or when the contract is cancelled. Revenue for real estate contracts is generally recognized as front-end commissions at the point in time our performance obligation is completed, which is typically when the equity raise is completed. Management fees related to real estate contracts are recognized over time as performance obligations are completed by the Company. Back-end commissions, which are based upon the ultimate sales price of the real estate, are recognized at the point in time the sale of the real estate development occurs, as there is a high degree of uncertainty as to the amount and timing of the sale. Other advisory services are generally recognized over time as the performance obligations are completed.

As of December 31, 2021, $269,892 of non-refundable retainers and related out of pocket costs and $269,892 of deferred costs to fulfill contracts have been deferred and will be recognized as revenue and expense when the performance obligations are completed.

Schneider Downs Corporate Finance, LP

Cash and Cash Equivalents - The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America. At times, deposits may exceed federally insured limits; however, the Company does not believe it is exposed to any significant credit risk and has not experienced any such loss.

Receivables - The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivable are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts when collectability is uncertain, based on prior bad debt experience and a review of existing receivables. An allowance of $13,486 was recorded at December 31, 2021.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases - The Company leases an office space from an affiliated entity and has classified this lease as an operating lease. The Company's lease payment obligation is recognized at the estimated present value along with a corresponding ROU asset. The ROU asset is subsequently measured throughout the lease term at the amount of the lease liability and assessed for impairment. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used its incremental borrowing rate of 4.5%. The lease payments will be recognized on a straight-line basis over the lease term.

Leases, continued

The term of the Company's sublease began October 2013 for 10 years. The sublease can be extended 2 additional periods of the same length, all terms, covenants and provisions of the original sublease shall apply to the extended sublease terms. The Company can extend the sublease by providing written notice twelve months prior to the end of the lease. The affiliated entity has the option to renew the master lease through April 30, 2034. It was assumed that the sublease will be extended until at least the same length as the affiliated entity's master lease. The sublease does not include residual value guarantees or transfer of ownership at the end of the lease term. The Company's lease can only be modified by a further writing that is duly executed by the Company and the affiliated entity. Payments due under the lease contract include fixed monthly payments of $3,000. Rent incurred to this affiliated entity was $36,000 inclusive of both amortization and interest expense for the year ended December 31, 2021. At December 31, 2021, the future lease payments for the Company's operating lease is as follows:

2022	36,000
2023	36,000
2024	36,000
2025	36,000
2026	36,000
Thereafter	264,000
Total minimum lease payments	444,000
Less imputed interest	(103,735)
Total operating lease liabilities	$ 340,265

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 24, 2022, which is the date the financial statements were issued.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,010,296, which was $971,565 above the required net capital of $38,731. The Company had aggregate indebtedness of $580,960 at December 31, 2021.

Schneider Downs Corporate Finance, LP

Note 3 - Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 4 - Income Taxes

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

Note 5 - Related Party Transactions

The partners of the Company also have ownership interests in other affiliated entities. The Company has various employment, administrative, and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company incurred $117,932 in management fees under employment and administrative agreements with affiliated entities during the year ended December 31, 2021.The Company also leases office space from an affiliated entity. Rent incurred to this affiliated entity was $36,000 for the year ended December 31, 2021. In addition, the Company incurred $53,999 in costs related to due diligence contracts from an affiliated entity.

Amounts due to affiliated entities totaled $14,877 as of December 31, 2021.

Note 6 - Concentration

During the year ended December 31, 2021, six customers accounted for approximately 85 percent of total revenue. As of December 31, 2021, six customers accounted for approximately 64 percent of total accounts receivable.

Note 7 - Defined Contribution Pension Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company accrued $62,366 for 2021 employer contributions, to be paid in 2022.

Schneider Downs Corporate Finance, LP

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and
Exchange Commission
December 31, 2021

Net Capital

Total partners' capital	$	1,409,377
Deductions and/or charges		
Non-allowable assets:		
Receivables		(72,849)
Other assets		(326,232)
Net capital before haircuts on securities		1,010,296
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
Net Capital	$	**1,010,296**

Aggregate Indebtedness

Accounts payable, accrued expenses, and other liabilities	$	566,083
Due to affliated entity/owner		14,877
Total Aggregate Indebtedness	$	**580,960**

Computation of Basic Net Capital Requirement

Minimum net capital required	$	38,731
Excess net capital	$	971,565
Excess at 1000%	$	952,200
Ratio: Aggregate indebtedness to net capital		58%

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2021)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of form X-17A-5 as of December 31, 2021, filed on January 26, 2022.



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Schneider Downs Corporate Finance, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Schneider Downs Corporate Finance, LP indicated that Schneider Downs Corporate Finance, LP is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 because Schneider Downs Corporate Finance, LP limits its business activities exclusively to acting as a placement agent for private placements on a best efforts basis, mergers and acquisitions advisory, and consulting, and the company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (the "exemption conditions"), and (2) Schneider Downs Corporate Finance, LP stated that Schneider Downs Corporate Finance, LP met the identified exemption conditions throughout the most recent fiscal year without exception. Schneider Downs Corporate Finance, LP's management is responsible for compliance with the exemption conditions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Schneider Downs Corporate Finance, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 24, 2022

SCHNEIDER DOWNS CORPORATE FINANCE, LP EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

For the fiscal year ended December 31, 2021

Schneider Downs Corporate Finance, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as the placement agent for private placements on a best efforts basis, mergers and acquisitions advisory, and consulting, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Schneider Downs Corporate Finance, LP

I, Peter J. Lieberman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Peter J. Lieberman, Chief Executive Officer

2/16/2022
_____
Date